EXHIBIT 99(2)

AMENDMENTS TO ARTICLES 25, 66 AND 69 OF THE ARTICLES OF ASSOCIATION
OF SCAILEX CORPORATION LTD.
approved at the Annual General Meeting on December 31, 2006

1.	THAT in Article 25, the following sentence be added at the end of paragraph (a):

“Notices may be given to the registered shareholders of the Company in the manner permitted under Article 69 hereof.”

2.	THAT in Article 66, the following sentence be inserted following the first sentence:

“Notwithstanding anything to the contrary herein, the term of the auditors may be extended beyond the next annual meeting, if so specified in the Shareholder Resolution that authorized the appointment of the auditors.”

3.	THAT in Article 69, the following text be inserted following paragraph (h):

“(i) Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in two daily newspapers in the State of Israel shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel.

Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in one daily newspaper in the United States or in one international wire service shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.”